Filed by Pioneer Energy Services Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Energy Services Corp.

Commission File No.: 1-8182

THIS MESSAGE IS BEING SENT ON BEHALF OF MATT PORTER, CEO

Pioneer Team,

Attached is a press release that went out this morning detailing a mutually agreed merger transaction in which Pioneer will be acquired by and combine with Patterson-UTI Energy, Inc. Pioneer’s Board of Directors has approved the transaction, will recommend to its shareholders to do the same and anticipates that the merger will be completed in early Q4 2021 after regulatory filings and a shareholder vote.

Patterson intends to give a formal presentation to our employees later this week which will provide information about Patterson and the operations and strategy of the combined company. We expect the combined company may offer opportunities for growth and diversity which could have been difficult for Pioneer to achieve alone. Patterson is a leading provider of 150 super spec drilling rigs, pressure pumping and directional drilling services in the United States. We anticipate that Patterson will begin the process of formalizing integration plans and personnel over the coming weeks.

Prior to the transaction closing in early Q4 2021, we all must continue to operate with the same level of diligence, focus, and professionalism that has set Pioneer apart over its history. Managers across corporate and business segments will coordinate further communication regarding the transaction and work to answer your questions.

Every Pioneer employee should take great pride in all that you have accomplished. Patterson’s management team has been very impressed with our employee’s professionalism, commitment to safety, operational excellence and customer service. As a senior management team we are thankful for everything you have done and will continue to do and commit to share any additional information with you as we progress through the process.

Best,

Matt

*****

Attachment to e-mail:

NEWS RELEASE

Patterson-UTI Energy Announces Agreement to Acquire Pioneer Energy Services

7/6/2021

HOUSTON, July 6, 2021 /PRNewswire/ — PATTERSON-UTI ENERGY, INC. (NASDAQ:PTEN) today announced that it has entered into an agreement to acquire Pioneer Energy Services Corp. for approximately $295 million, which includes the retirement of all Pioneer Energy Services’ debt. Consideration for this acquisition consists of the issuance of up to 26,275,000 shares of Patterson-UTI common stock plus payment of $30 million of cash. The transaction is expected to close in the fourth quarter of 2021, subject to regulatory approvals, customary closing conditions and the approval of Pioneer Energy Services’ stockholders. Transaction highlights and strategic rationale include:

•	Adds 16 super-spec drilling rigs to Patterson-UTI’s current fleet of 150 super-spec drilling rigs in the United States

•	Expands Patterson-UTI’s geographic footprint with the addition of eight pad-capable rigs in Colombia

•	Expected to be accretive to cash flow per share and adjusted EBITDA per share and generate annual synergies of more than $15 million

•	Complements Patterson-UTI’s current customer base and allows Patterson-UTI to accelerate its super-spec rig count growth into a market with improving demand

•	Enhances Patterson-UTI’s focus on reduced emissions, with additional rigs capable of using natural gas as a primary fuel source

Andy Hendricks, Patterson-UTI’s Chief Executive Officer, stated, “As a leading provider of contract drilling services in the United States, we are proud to announce this transaction. Pioneer’s high-quality fleet of 17 drilling rigs in the United States, of which 16 are super-spec, will be a valuable addition to our business. Additionally, many of these rigs are capable of substituting cleaner-burning natural gas for diesel, a technology that is becoming increasingly important to operators for reduced emissions.

“Following the closing of this transaction, Patterson-UTI will own 166 super-spec rigs in the United States, with almost half of these rigs equipped to utilize alternative power sources for reduced emissions. Furthermore, this transaction expands our geographic footprint into the international markets with the addition of eight rigs in Colombia, where Pioneer has worked for 14 years with an experienced operations team and a well-established infrastructure. I want to recognize the Pioneer employees for their hard work in creating such an attractive company with great performance for their customers, and I look forward to welcoming the Pioneer employees to the Patterson-UTI family.”

Transaction and Timing

Under the terms of the transaction, Patterson-UTI will acquire Pioneer Energy Services for aggregate consideration of up to 26,275,000 shares of Patterson-UTI common stock and $30 million of cash. As more fully described in the acquisition agreement, all Pioneer Energy Services debt is being retired in the transaction with a portion of such shares and cash and with Pioneer Energy Services’ cash on hand determined in accordance with the acquisition agreement prior to closing. The number of Patterson-UTI shares to be delivered in the acquisition is subject to downward adjustment if the VWAP of Patterson-UTI shares for the 10 days prior to closing exceeds $11.00, in which case the shares to be delivered will be reduced by 50% of the value exceeding $11.00 per share. The transaction values Pioneer Energy Services on a cash and debt free basis at approximately $295 million, assuming the issuance of 26,275,000 shares of Patterson-UTI common stock at the closing price of $10.14 on July 2, 2021, plus $30 million of cash. Pioneer Energy Services’ convertible notes will convert into shares of Pioneer common stock in accordance with their terms in connection with the closing and will receive Patterson-UTI shares on the same basis as if the notes had been converted prior to the closing.

The transaction was unanimously approved by each of Patterson-UTI’s and Pioneer Energy Services’ board of directors and is expected to close in the fourth quarter of 2021, subject to regulatory approvals, customary closing conditions and the approval of Pioneer Energy Services’ stockholders. Additionally, Patterson-UTI has entered into an agreement with holders who collectively represent approximately 88% of the outstanding voting power of Pioneer Energy Services to vote in favor of the transaction.

In addition to the U.S. and Colombian contract drilling businesses, Pioneer Energy Services includes a well-run and high-quality well service rig business consisting of 123 service rigs with a leadership position in the Gulf Coast region. Patterson-UTI believes this business would be better served as part of a larger well service rig business or as a focused standalone business. Accordingly, Patterson-UTI expects that this well service rig business would be divested following the closing of the transaction.

Conference Call

Patterson-UTI will host a conference call to discuss the transaction on July 6, 2021 at 8:00 a.m. Central Time. The dial-in information for participants is (844) 494-002 (Domestic) and (647) 253-8640 (International). The passcode for both numbers is 7582880. The webcast can be accessed through the Investor Relations section at investor.patenergy.com.

Advisors

Gibson, Dunn & Crutcher LLP is serving as legal counsel to Patterson-UTI. Vinson & Elkins L.L.P. is serving as legal counsel to Pioneer Energy Services. Simmons Energy, a division of Piper Sandler, and Tudor, Pickering, Holt & Co. are serving as financial advisors to Pioneer Energy Services.

About Patterson-UTI

Patterson-UTI is a leading provider of oilfield services and products to oil and natural gas exploration and production companies in the United States, including contract drilling, pressure pumping and directional drilling services. For more information, visit www.patenergy.com.

Important Information for Stockholders

In connection with the proposed transaction, Patterson-UTI intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Pioneer Energy Services. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Patterson-UTI and Pioneer Energy Services once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Patterson-UTI’s website, www.patenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding Patterson-UTI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that the conditions to closing of the proposed transaction may not be satisfied or that the closing otherwise does not occur; the failure to close the proposed transaction on the anticipated terms; the risk that a regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; unanticipated difficulties or expenditures relating to the proposed transaction; the diversion of management time on transaction-related matters; the ultimate timing, outcome and results of integrating the operations of Pioneer Energy Services into Patterson-UTI; the effects of the acquisition on Patterson-UTI following the consummation of the proposed transaction, including Patterson-UTI’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Patterson-UTI common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; the failure to realize expected synergies and other benefits from the proposed transaction; the potential for litigation related to the proposed transaction; results of litigation, settlements and investigations; adverse oil and natural gas industry conditions; including the rapid decline in crude oil prices as a result of economic repercussions from the COVID-19 pandemic; global economic conditions; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI’s services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI’s services; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI does not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions; availability of capital and the ability to repay indebtedness when due; stock price volatility; and compliance with covenants under Patterson-UTI’s debt agreements.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s SEC filings. Patterson-UTI’s filings may be obtained by contacting Patterson-UTI or the SEC or through Patterson-UTI’s website at http://www.patenergy.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. Patterson-UTI undertakes no obligation to publicly update or revise any forward-looking statement.

View original content:https://www.prnewswire.com/news-releases/patterson-uti-energy-announces-agreement-to-acquire-pioneer-energy-services-301325732.html

SOURCE PATTERSON-UTI ENERGY, INC.

*****

No Offer or Solicitation

This communication relates to a proposed merger (the “Merger”) between Pioneer Energy Services Corp. (“Pioneer”) and Patterson-UTI Energy, Inc. (“Patterson”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Stockholders

In connection with the Merger, Patterson intends to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Pioneer. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED BY PIONEER OR PATTERSON RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Such stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Pioneer and Patterson once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Pioneer’s website, www.pioneeres.com.

Participants in the Solicitation

Pioneer, Patterson, and their respective directors, executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect to the Merger. Information regarding the directors and executive officers of Pioneer is contained in its amended annual report on Form 10-K/A filed with the SEC on April 30, 2021, and certain of its Current Reports on Form 8-K and other documents filed with the SEC. Information regarding the directors and executive officers of Patterson is contained in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 12, 2021.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the Registration Statement and proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Pioneer or Patterson expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the company and its operations following the Merger, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Pioneer may not approve the Merger, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that any announcements relating to the Merger could have adverse effects on the market price of Pioneer’s or Patterson’s common units, the risk that the Merger and its announcement could have an adverse effect on the ability of Pioneer and Patterson to retain and hire key personnel, on the ability of Pioneer to attract third-party customers and on Pioneer’s operating results and businesses generally, including the ongoing COVID-19 Pandemic, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the Merger, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the Merger or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Pioneer’s or Patterson’s control, including those detailed in Pioneer’s annual reports on Forms 10-K and 10-K/A, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.pioneeres.com and on the SEC’s website at http://www.sec.gov, and those detailed in Patterson’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Patterson’s website at http://www.patenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Pioneer or Patterson believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Pioneer and Patterson undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.